DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM ST[redacted]
LONDON EC2V :

15, AVENUE MATI(
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

RECEIVED
2008 AUG 13 P 3

08004335

August 12, 2008

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
(Mail Stop 3628)
130 F Street, N.E.
Washington, D.C. 20549

SUPPL

PROCESSED
AUG 15 2008
THOMSON REUTERS

Re: **File No. 82-35206: LLX Logística S.A — Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Sirs and Mesdames:

On behalf of our client, LLX Logística S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil ("**Brazil**"), we hereby notify you that, pursuant to Rule 12g3-2(f)(1) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), in order to satisfy the conditions of the exemption received under Rule 12g3-2(b) under the Exchange Act, the Company will, from and including August 12, 2008, the date of this submission, publish in English the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act electronically on its Internet website rather than furnish that information to the Commission. The Company's website address is: www.llx.com.br/ir.

The Company will be publishing on its Internet website the required information and documents pursuant to Rule 12g3-2(b) under the Exchange Act with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

dlw 8/14

If you have any questions or comments please contact the undersigned at (212) 450-6095.

Please have the enclosed copy of this letter date stamped and returned to the awaiting messenger.

Very truly yours,

Manuel Garciadiaz /mek

Manuel Garciadiaz

(NY) 07328/011/12G32B/MISC/12g32b.f.llx.doc

END